

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

Martin Shen
Chief Executive Officer
FingerMotion, Inc.
111 Somerset Road
Level 3, Singapore 238164

> **Re: FingerMotion, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2023**
> **File No. 001-41187**

Dear Martin Shen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Disclosure Review Program

cc: Michael Shannon